Exhibit 99.3

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	15 October 2012

Sims Metal Management Files Fiscal 2012 Annual Report on Form 20-F

Sims Metal Management Limited (the “Company”) filed its annual report for the fiscal year ended 30 June 2012 on Form 20-F with the United States Securities and Exchange Commission on 12 October 2012 and will lodge it with the Australian Securities Exchange Limited on 15 October 2012. The Form 20-F is available on the Company’s website at www.simsmm.com. Shareholders may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, upon request.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430